Mail Stop 4561

March 7, 2008

Norman LeBoeuf
President, Secretary, Treasurer, and Director
CFO Consultants, Inc.
829 Francis Drive
Palm Springs, CA 92262

Re: CFO Consulting, Inc.
        Registration Statement on Form S-1
        Filed February 19, 2008
        File No. 333-149294

Dear Mr. LeBoeuf:

        We have conducted a limited review of your filing and have the following comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary. Please be as detailed as necessary in your explanations. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that Orion Investment owns 62% of the common stock currently outstanding (or 23% if the maximum is sold) and that Orion is offering all of its shares (2,000,000) for resale. Please provide your analysis of why the offering by Orion would not be deemed an offering by or on behalf of the registrant. In your analysis, please address the following along with any other relevant factors:

        •   The percentage of the overall offering that the shares offered by Orion represent;

        •   The date on which and the manner in which Orion received the shares;

        •   The relationship between Orion and the company, including an analysis of whether the Orion is an affiliate of the company;

- Whether or not Orion is in the business of underwriting securities.

Registration Statement Facing Page

2.   The prospectus cover page indicates that the prospectus is offering a total of 7 million shares of common stock: 2,000,000 being offered by the selling shareholder and 5,000,000 being offered by the registrant. Please revise the fee table to include the 2,000,000 shares of common stock that you intend to register for resale. Alternatively, please revise the prospectus cover page to clarify that the registrant is offering only 3,000,000 shares.

Securities Ownership of Certain Beneficial Owners and Management, page 20

3.   Please add footnote disclosure to your beneficial ownership table to state the names of the natural persons who have ultimate voting or dispositive control over the shares held by Orion Investment, Inc.

Part II

Item 28. Undertakings, page II-2

4.   Please provide the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

*   *   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Norman LeBoeuf
CFO Consulting, Inc.
March 7, 2008

- the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Angela McHale at 202-551-3402 or me at 202-551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

Cc: Shawn Hackman, Esq. *(via facsimile)*